UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 13d

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Caesars Acquisition Company

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Capital, L.P. 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1.	NAME OF REPORTING PERSONS.

Hamlet Holdings LLC

I.R.S. Identification Nos. of above persons (entities only):

20-8359623
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a.) ☐ (b.) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (See Instructions)
OO
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7. SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	0 Shares
8. SHARED VOTING POWER

0 Shares
9. SOLE DISPOSITIVE POWER

0 Shares
10. SHARED DISPOSITIVE POWER
0 Shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Shares
12. CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14. TYPE OF REPORTING PERSON (See Instructions)
OO

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements and amends the Statement on Schedule 13D filed by Hamlet Holdings LLC (“Holdings”) on November 27, 2013 (the “Original Schedule 13D”), as supplemented and amended by Amendment No. 1 to Schedule 13D filed by Holdings on July 11, 2016 (together with the Original Schedule 13D, and this Amendment, the “Schedule 13D”).

Except as specifically provided herein, this Amendment supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by inserting the following:

The closing of the A&R Merger Agreement occurred on October 6, 2017. At the closing, the Issuer merged with and into Caesars Entertainment with Caesars Entertainment surviving as the surviving entity, and the Sponsors exchanged all of their shares of Class A Common Stock, par value $0.001 per share, of the Issuer for shares of common stock, par value $0.01 per share of Caesars Entertainment. Holdings and the Sponsors no longer hold any shares of the Class A Common Stock of the Issuer.

Item 4. Purpose of the Transaction.

Item 5. Interest in Securities of the Issuer

Subparagraphs (a) through (e) of Item 5 are hereby deleted in their entirety and restated as follows:

(a)-(b) See the information contained on the cover page to this Amendment, which is incorporated herein by reference

(c) Holdings has not effected any transactions in the shares of the Issuer’s common stock in the past 60 days, except as described in this Amendment

(d) Not applicable

(e) October 6, 2017

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2017

By:     /s/ Laurie D. Medley

Laurie D. Medley, as attorney-in-fact, pursuant to the Power of Attorney granted to Ms. Medley as set forth in the Remarks to the Form 3 filed with respect to Harrah’s Entertainment, Inc. by Hamlet Holdings LLC on February 7, 2008, which is incorporated herein by reference